



SE   **06003150**   IMISSION c^M

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the FEB 2 4 2006
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___ 185
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Investors Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

95 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Lipkus   (732) 855-5774
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __William Lipkus__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __First Investors Corporation__ , as of __December 31__ , 20 __05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Chief Financial Officer__
Title

_____
Notary Public

ROBERT P. RANKIN
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JUNE 15, 2010

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TAIT, WELLER & BAKER LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholder
First Investors Corporation
New York, New York

We have audited the accompanying statement of financial condition of First Investors Corporation as of December 31, 2005, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Investors Corporation at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 5, 6, 8, 9, 10, 11, 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
February 10, 2006

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	First Investors Corportion	N2		100

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/05 | 99
SEC FILE NO. 8-13891 | 98
Consolidated | 198
Unconsolidated | 199

ASSETS

	Allowable		Non-Allowable	Total	
1. Cash	$ 10,015,644	200		$ 10,015,644	750
2. Cash segregated in compliance with federal and other regulations	1,010,798	210		1,010,798	760
3. Receivable from brokers or dealers and clearing organizations:					
A. Failed to deliver:					
1. Includable in "Formula for Reserve Requirements"		220			
2. Other	147,082	230		147,082	770
B. Securities borrowed:					
1. Includable in"Formula for Reserve Requirements"		240			
2. Other		250			780
C. Omnibus accounts:					
1. Includable in"Formula for Reserve Requirements"		260			
2. Other		270			790
D. Clearing organizations:					
1. Includable in"Formula for Reserve Requirements"		280			
2. Other		290			800
E. Other		300	$	550	810
4. Receivables from customers:					
A. Securities accounts:					
1. Cash and fully secured accounts	381,609	310			
2. Partly secured accounts		320		560	
3. Unsecured accounts				570	
B. Commodity accounts		330		580	
C. Allowance for doubtful accounts	( )	335	( )	590	381,609	820
5. Receivables from non-customers:					
A. Cash and fully secured accounts	1,669,773	340			
B. Partly secured and unsecured accounts		350		600	1,669,773	830
6. Securities purchased under agreements to resell		360		605	840
7. Securities and spot commodities owned, at market value:					
A. Bankers acceptances, certificates of deposit and commercial paper		370			
B. U.S. and Candaian government obligations		380			
C. State and municipal government obligations		390			
D. Corporate obligations		400			

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	First Investors Corporation	as of __12/31/05__

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable	Non-Allowable	Total
E. Stocks and warrants .... [9] $	[410]		
F. Options	[420]		
G. Arbitrage	[422]		
H. Other securities	15,159,843 [424]		
I. Sport commodities	[430]		$ 15,159,843 [850]
8. Securities owned not readily marketable:			
A. At Cost .... [8] $ [130]	[440]	$ [610]	[860]
9. Other investments not readily marketable:			
A. At Cost ..... $ [140]			
B. At estimated fair value	[450]	[620]	[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			
A. Exempted securities .. $ [150]			
B. Other .... $ [160] [10]	[460]	[630]	[880]
11. Secured demand notes- market value of collateral:			
A. Exempted securities .. $ [170]			
B. Other ....$ [180]	[470]	[640]	[890]
12. Memberships in exchanges:			
A. Owned, at market value ....$ [190]			
B. Owned at cost		[650]	
C. Contributed for use of company, at market value .... [12]		[660]	[900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	51,524 [670] [14]	51,524 [910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization).................................	[490]	157,313 [680]	157,313 [920]
15. Other Assets:			
A. Dividends and interest receivable	[500]	[690]	
B. Free shipments	[510]	[700]	
C. Loans and advances	[520]	581,658 [710]	
D. Miscellaneous .... [11]	[530]	7,186,304 [720]	7,767,962 [930]
16. TOTAL ASSETS .... $	28,384,749 [540] [13]	$ 7,976,799 [740]	$ 36,361,548 [940]

OMIT PENNIES

BROKER OR DEALER	First Investors Corporation	as of 12/31/05

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	$ [1250]	$ [1470]
18. Securities sold under repurchase agreement....		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	723,798 [1490]
2. Other	[1060]	[1280]	8,153,825 [1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]	▼21 [1510]	
2. Other	▼16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	▼19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other:	[1110]	[1320]	1,154 [1570]
20. Payable to customers:			
A. Securities accounts-including free credits of 184 ▼15 $ [950]	[1120]	▼22 41,371 [1580]	
B. Commodities accounts	▼17 [1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value-including arbitrage of ....$ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		320,308 [1640]
C. Income taxes payable	[1180]	▼23	[1650]
D. Deferred income taxes		▼20 [1370]	0 [1660]
E. Acrued expenses and other liabilities	[1190]		10,263,791 [1670]
F. Other	▼18 [1200]	[1380]	3,358,839 [1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

BROKER OR DEALER	First Investors Corporation	as of 12/31/05

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

	A.I. Liabilities*	Non-A.I. Liabilities*	Total
Liabilities			
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ [1690]
B. Secured	▾25 [1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▾24 $ [970]			
2. Includes equity subordination (15c3-1(d)) of ...... $ [980]			
B. Securities borowings, at market value		[1410]	[1720]
from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements		[1420] ▾27	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of ...... $ [1010]			
D. Exchange memberships contributed for use of company, at market value	▾26	[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ 22,863,086 [1760]
Ownership Equity			
27. Sole Proprietorship			$ [1770]
28. Partnership-limited partners	$ [1020]		$ [1780]
29. Corporation:			
A. Preferred stock			[1791]
B. Common stock			▾28 1,000 [1792]
C. Additional paid-in capital			31,965,826 [1793]
D. Retained earnings			(18,468,364) [1794]
E. Total			[1795]
F. Less capital stock in treasury			( ) [1796]
30. TOTAL OWNERSHIP EQUITY			$ 13,498,462 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 36,361,548 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	First Investors Corporation	as of __12/31/05__

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition - Item 1800 .... $ __13,498,462__ [3480]
2. Deduct Ownership equity not allowable for Net Capital .... ( )[3490]
3. Total ownership equity qualified for Net Capital .... 13,498,462 [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... [3520]
   B. Other (deductions) or allowable credits (List) .... ʸ33 [3525]
5. Total capital and allowable subordinated liabilities .... $ 13,498,462 [3530]
6. Deductions and/or charges:
   A. Total nonallowable assets from
      Statement of Financial Condition (Notes B and C) .... $ __7,976,799__ [3540]
      1. Additional charges for customers' and
         non-customers' security accounts .... $ [3550]
      2. Additional charges for customers' and
         non-customers' commodity accounts .... [3560]
   B. Aged fail-to-deliver .... [3570]
      1. Number of items .... ʸ29 [3450]
   C. Aged short security differences-less
      reserve of .... $ [3460] ʸ30 [3580]
      number of items .... [3470]
   D. Secured demand note deficiency .... [3590]
   E. Commodity futures contracts and spot commodities
      - proproetary capital charges .... [3600]
   F. Other deductions and/or charges .... 220,000 [3610]
   G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) .... [3615]
   H. Total deductions and/or charges .... ((8,196,799))[3620]
7. Other additions and/or allowable credits (List) .... [3630]
8. Net capital before haircuts on securities positions .... $ 5,301,663 [3640]
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities committments .... $ [3660]
   B. Subordinated securities borrowings .... [3670]
   C. Trading and investment securities:
      1. Bankers' acceptances, certificates of deposit and commercial paper .... ʸ31 [3680]
      2. U.S. and Canadian government obligations .... [3690]
      3. State and municipal government obligations .... [3700]
      4. Corporate obligations .... [3710]
      5. Stocks and warrants .... [3720]
      6. Options .... [3730]
      7. Arbitrage .... [3732]
      8. Other securities .... ʸ32 303,197 [3734]
   D. Undue Concentration .... [3650]
   E. Other (List) .... [3736] ((303,197))[3740]

10. Net Capital .... $ __4,998,466__ [3750]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	First Investors Corporation	as of 12/31/05

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6²/₃% of line 19) .... $ ___N/A___ [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
of subsidiaries computed in accordance with Note (A) .... $ _____ [3758]
13. Net capital requirement (greater of line 11 or 12) .... $ _____ [3760]
14. Excess net capital (line 10 less 13) .... $ _____ [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19) ....₃₅$ ___N/A___ [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $ _____ [3790]
17. Add:
   A. Drafts for immediate credit ....₃₄$ _____ [3800]
   B. Market value of securities borrowed for which no equivilent value
     is paid or credited ....$ _____ [3810]
   C. Other unrecorded amounts (List) ....$ _____ [3820] $ _____ [3830]
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii)) .... $ _____ [3838]
19. Total aggregate indebtedness : .... $ _____ [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) .... % _____ [3850]
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals
(line 19 ÷ by line 10 less Item 4880 page 25) .... % ___N/A___ [3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3
prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits ....₃₆$ ___420___ [3870]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of
subsidiaries computed in accordance with Note (A) .... $ ___250,000___ [3880]
24. Net capital requirement (greater of line 22 or 23) .... $ ___250,000___ [3760]
25. Excess net capital (line 10 less 24) .... $ ___4,748,466___ [3910]
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8) .... % ___23,802___ [3851]
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits
(line 10 less item 4880 page 11 ÷ by line 17 page 8) .... % ___23,802___ [3854]
28. Net capital in excess of the greater of:
   A. 5% of combines aggregate debit items or $120,000 .... $ ___4,878,466___ [3920]

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) .... % ___N/A___ [3860]
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under
Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital .... % ___N/A___ [3852]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each
subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement , or
   2. 6²/₃% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form
and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable
assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER	For the period (MMDDYY) from₃₈ 1/01/05 |3932| to 12/31/05	3933

BROKER OR DEALER | For the period (MMDDYY) from ᵥ₃₈ 1/01/05 |3932| to 12/31/05 | 3933 |

First Investors Corporation | Number of months included in this statement | | 3931 |

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in listed equity securities executed on an exchange .... $ 51,289 | 3935 |
   b. Commissions on transactions in exchange listed equity securities executed over-the-counter .... 108,746 | 3937 |
   c. Commissions on listed option transactions .... | 3938 |
   d. All other securities commissions .... 44,384 | 3939 |
   e. Total securities commissions .... ᵥ₄₀ 204,419 | 3940 |
2. Gains or losses on firm securities trading accounts
   a. From market making in over-the-counter equity securities .... | 3941 |
      1. Includes gains or (losses) OTC market making in exchange listed equity securities .... ____ | 3943 |
   b. From trading in debt securities .... | 3944 |
   c. From market making in options on a national securities exchange .... | 3945 |
   d. From all other trading .... | 3949 |
   e. Total gains or (losses) .... | 3950 |
3. Gains or losses on firm securities investment accounts
   a. Includes realized gains (losses) .... ____ | 4235 |
   b. Includes unrealized gains (losses) .... ____ | 4236 |
   c. Total realized and unrealized gains (loses) .... ᵥ₄₁ | 3952 |
4. Profits or (losses) from underwriting and selling groups .... | 3955 |
   a. Includes underwriting income from corporate equity securities .... ____ | 4237 |
5. Margin interest .... | 3960 |
6. Revenue from sale of investment company shares .... 48,141,703 | 3970 |
7. Fees for account supervision, investment advisory and administrative services .... | 3975 |
8. Revenue from research services .... | 3980 |
9. Commodities revenue .... | 3990 |
10. Other revenue related to securities business .... ᵥ₄₂ 18,988 | 3985 |
11. Other revenue .... 367,602 | 3995 |
12. Total revenue .... $ 48,732,712 | 4030 |

EXPENSES

13. Registered representative's compensation .... $ 35,176,640 | 4110 |
14. Clerical and administrative employees' expenses .... 7,806,449 | 4040 |
15. Salaries and other employment costs for general partners, and voting stockholder officers .... | 4120 |
    a. Includes interest credited to General and Limited Partners capital accounts .... ____ | 4130 |
16. Floor brokerage paid to certain brokers (see definition) .... | 4055 |
17. Commissions and clearance paid to all other brokers (see definition) .... ᵥ₄₃ | 4145 |
18. Clearance paid to non-brokers (see definition) .... | 4135 |
19. Communications .... 1,905,675 | 4060 |
20. Occupancy and equipment costs .... 4,605,077 | 4080 |
21. Promotional costs .... 4,070,125 | 4150 |
22. Interest expense .... 2,074 | 4075 |
    a. Includes interest on accounts subject to subordination agreements .... ____ | 4070 |
23. Losses in error account and bad debts .... 112,807 | 4170 |
24. Data processing costs (including service bureau service charges) .... ᵥ₄₄ 734,755 | 4186 |
25. Non-recurring charges .... | 4190 |
26. Regulatory fees and expenses .... 273,122 | 4195 |
27. Other expenses .... (5,140,004) | 4100 |
28. Total expenses .... $ 49,546,720 | 4200 |

NET INCOME

29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28) .... (814,008) | 4210 |
30. Provision for Federal income taxes (for parent only) .... (161,000) | 4220 |
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... ᵥ₄₅ | 4222 |
    a. After Federal income taxes of .... ᵥ₃₉ ____ | 4238 |
32. Extraordinary gains (losses) .... | 4224 |
    a. After Federal income taxes of .... ____ | 4239 |
33. Cumulative effect of changes in accounting principles .... | 4225 |
34. Net income (loss) after Federal income taxes and extraordinary items .... $ (653,008) | 4230 |

MONTHLY INCOME

35. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ N/A | 4211 |

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	First Investors Corporation	as of	12/31/05

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) .... $ 723,798 `4340`
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B) .... `4350`
3. Monies payable against customers' securities loaned (see Note C) .... `4360`
4. Customers' securities failed to receive (see Note D) .... 41,371 `4370`
5. Credit balances in firm accounts which are attributable to principal sales to customers .... `4380`
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days .... `4390`
7. **Market value of short security count differences over 30 calendar days old .... `4400`
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days .... 5,920 `4410`
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days .... `4420`
10. Other (List) .... `4425`
11. TOTAL CREDITS .... $ 771,089 `4430`

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3 ...... $ 21,000 `4440`
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver .... `4450`
14. Failed to deliver of customers' securities not older than 30 calendar days .... `4460`
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F) .... `4465`
16. Other (List) .... `4469`
17. **Aggregate debit items .... $ 21,000 `4470`
18. **Less 3% (for alternative method only--see Rule 15c3-1(f)(5)(i) .... (630) `4471`
19. **TOTAL 14c3-3 DEBITS .... $ 20,370 `4472`

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) .... $ `4480`
21. Excess of total credits over total debits (line 11 less line 19) .... 750,719 `4490`
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits .... `4500`
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period .... 1,010,798 `4510`
24. Amount of deposit (or withdrawal) including $_____ `4515` value of qualified securities .... (55,000) `4520`
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $_____ `4525` value of qualified securities .... $ 955,798 `4530`
26. Date of deposit (MMDDYY) .... `4540`

FREQUENCY OF COMPUTATION

27. Daily _____ `4332` Weekly ___XX___ `4333` Monthly _____ `4334`

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	First Investors Corporation	as of __12/31/05__

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

    A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ....52$ __N/A__ `4550`

    B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... __N/A__ `4560`

    C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.

        Name of clearing firm 51 _____ `4335` __N/A__ `4570`

    D. (k)(3) — Exempted by order of the Commission .... `4580`

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B .... $ None `4586`

    A. Number of items .... None `4587`

2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ None `4588`

    A. Number of items .... 53 None `4589`

                                                                    OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes __X__ `4584` No _____ `4585`

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

Reconciliation with company's computation - excess as reported in company's
Part II FOCUS report was not materially different than this computation.

BROKER OR DEALER	First Investors Corporation	as of 12/31/05

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMER'S REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance:
   A. Cash .... N/A `7010`
   B. Securities (at market) .... `7020`
2. Net unrealized profit (loss) in open futures contracts traded on a contract market .... `7030`
3. Exchange traded options:
   A. Add: Market Value of an open option contracts purchased on a contract market .... `7032`
   B. Deduct: Market Value of an open option contracts granted (sold) on a contract market .... `7033`
4. Net equity (deficit) (total of 1, 2 and 3) .... `7040`
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades .... `7050`
6. Amount required to be segregated (total of 5 and 4) .... `7060`

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:
   A. Cash .... `7070`
   B. Securities representing investments of customers' fund (at market) .... `7080`
   C. Securities held in particular customers or option customers in lieu of cash (at market) .... `7090`
8. Margin on deposits with clearing organizations of contract markets:
   A. Cash .... `7100`
   B. Securities representing investments of customers' fund (at market) .... `7110`
   C. Securities held in particular customers or option customers in lieu of cash (at market) .... `7120`
9. Settlement due from (to) clearing organizations of contract markets .... `7130`
10. Exchange traded options:
    A. Add: Unrealized receivables for option contracts purchased on contract markets .... `7132`
    B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets .... `7133`
11. Net equities with other FCMs .... `7140`
12. Segregated funds on hand:
    A. Cash .... `7150`
    B. Securities representing investments of customers' funds (at market) .... `7160`
    C. Securities held for particular customers in lieu of cash (at market) .... `7170`

13. Total amount in segregation *total of 7 through 12) .... $ N/A `7180`
14. Excess (insufficiency) funds in segregation (13 minus 6) .... $ N/A `7190`

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	First Investors Corporation	as of 12/31/05

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposal Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
54 [4600]	N/A [4601]	[4602] $	[4603]	[4604]	[4605]
55 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
56 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
57 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
58 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
59 [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
60 [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
61 [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
62 [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
63 [4690]	[4691]	[4692]	[4693]	[4694]	[4695]

Total $ 64 ___ N/A ___ [4699*]

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTIONS
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals
4.   15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER	First Investors Corporation	as of 12/31/05

RECAP
Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

1. **Equity Capital**
   A. Partnership Capital:
   1. General Partners .... [65]$ _____ 4700
   2. Limited .... _____ 4710
   3. Undistributed Profits .... _____ 4720
   4. Other (describe below) .... _____ 4730
   5. Sole Proprietorship .... _____ 4735
   B. Corporation Capital:
   1. Common Stock .... _____ 4740
   2. Preferred Stock .... _____ 4750
   3. Retained Earnings (Dividends and Other) .... [66] _____ 4760
   4. Other (describe below) .... _____ 4770
2. **Subordinated Liabilities**
   A. Secured Demand Notes .... _____ 4780
   B. Cash Subordinates .... _____ 4790
   C. Debentures .... _____ 4800
   D. Other (describe below) .... _____ 4810
3. **Other Anticipated Withdrawals**
   A. Bonuses .... _____ 4820
   B. Voluntary Contributions to Pension or Profit Sharing Plans .... [67] _____ 4860
   C. Other (describe below) .... _____ 4870
   Total .... $ N/A 4880
4. **Description of Other**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 14,151,470 4240
   A. Net income (loss) .... (653,008) 4250
   B. Additions (includes non-conforming capital of .... $ _____ 4263 [66] 0 4260
   C. Deductions (includes non-conforming capital of .... $ _____ 4272 0 4270
2. Balance, end of period (From Item 1800) .... $ 13,498,462 4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $ None 4300
   A. Increases .... _____ 4310
   B. Decreases .... (_____) 4320
4. Balance, end of period (From Item 3520) .... $ None 4330

OMIT PENNIES

See Notes to Financial Statements — Page 12 — 07-02

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	First Investors Corporation	as of	N/A

FINANCIAL AND OPERATIONAL DATA

		Valuation	Number
1. Month end total number of stock record breaks unresolved over three business days			
A. breaks long	$	4890	4900
B. breaks short	$ (72)	4910 (74)	4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one)   Yes [ ] 4930   No [ ] 4940

3. Personnel employed at end of reporting period:
   - A. Income producing personnel 4950
   - B. Non-income producing personnel (all other) 4960
   - C. Total 4970
4. Actual number of tickets executed during current month of reporting period 4980
5. Number of corrected customer confirmations mailed after settlement date 4990

	No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
6. Money differences (69)	5000	$ 5010	5020 (75)$	5030
7. Security suspense accounts	5040	$ 5050	5060 $	5070
8. Security difference accounts	5080	$ 5090	5100 $	5110
9. Commodity suspense accounts	5120	$ 5130	5140 $	5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days	5160	$ 5170	5180 $	5190
11. Bank account reconcilliations — unresolved amounts over 30 calendar days	5200 (71)$	5210 (73)	5220 $	5230
12. Open transfers over 40 calendar days, not confirmed	5240	$ 5250	5260 $	5270
13. Transactions in reorganization accounts — over 60 calendar days (70)	5280	$ 5290	5300 (76)$	5310
14. Total	5320	$ 5330	5340 $	5350

	No. of Items	Leger Amount	Market Value
15. Failed to deliver 11 business days or longer (21 Business Days or longer in the case of Municipal Securities)	5360	$ 5361	5362
16. Failed to receive 11 business days of longer (21 business Days or longer in the case of Municipal Securities)	5363	$ 5364	5365

17. Security concentrations (See instructions in Part I):
   - A. Proprietary positions .... $ 5370
   - B. Customers' accounts under Rule 15c3-3 .... $ 5374
18. Total of personal capital borrowings due within six months .... $ 5378
19. Maximum haircuts on underwriting commitments during the period .... (77)$ 5380
20. Planned capital expenditures for business expansion during next six months .... $ 5382
21. Liabilities of other individuals or organizations guaranteed by respondent .... $ 5384
22. Lease and rentals payable within one year .... $ 5386
23. Aggregate lease and rental commitments payable for entire term of the lease
   - A. Gross .... $ 5388
   - B. Net .... $ 5390

OMIT PENNIES

FIRST INVESTORS CORPORATION

STATEMENT OF CASH FLOWS

Year ended December 31, 2005

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities

Commissions and fees received – net	$ 12,951,643
Other revenue	1,373,762
Investment income received	307,304
Cash paid to suppliers and employees	(11,987,902)
Cash paid to segregated trust account	451,448
Income taxes refunded	(174,000)
Net cash provided by operating activities	2,922,255

Cash flows from investing activities

Capital expenditures	(149,661)
Net cash used for investing activities	(149,661)

Cash flow from financing activities

Advances to parent and affiliates	21,164
Net cash provided by financing activities	21,164
Net increase in cash and cash equivalents	2,793,758

Cash and cash equivalents

Beginning of year	22,331,330
End of year	$ 25,125,088

DISCLOSURE OF ACCOUNTING POLICY

For cash flow purposes, investments in money market funds of $15,109,444 included in *"Other Securities"* are considered to be cash equivalents.

See notes to financial statements

FIRST INVESTORS CORPORATION

STATEMENT OF CASH FLOWS

Year ended December 31, 2005

**RECONCILIATION OF NET LOSS TO NET CASH
    PROVIDED BY (USED FOR) OPERATING ACTIVITIES**

Net loss	$ (653,008)
Adjustments to reconcile net loss to net cash used for operating activities	
Depreciation and amortization – fixed assets	70,615
Amortization of deferred sales commissions	2,683,957
Provision for deferred income taxes	(335,000)
(Increase) decrease in	
Receivable from dealers	(87,119)
Receivable from customers	31,930
Receivable from Funds – shares redeemed	(321,840)
Salesmen's advances – net	39,174
Prepaid expenses and miscellaneous receivables	17,644
Cash and cash equivalents segregated under federal regulations	451,448
Receivable from affiliated companies	(76,047)
Deferred sales commissions	(1,142,178)
Increase in	
Payable for securities purchased	1,179,384
Payable to dealers	432,183
Accrued commissions payable	184,639
Accounts payable – suppliers	10,851
Accrued expenses and other liabilities	435,622
Net cash provided by operating activities	$ 2,922,255

FIRST INVESTORS CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

(1) SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

First Investors Corporation (the *"Company"*), a wholly-owned subsidiary of First Investors Consolidated Corporation *("FICC")*, is engaged in business as a broker-dealer primarily for the First Investors family of mutual funds (*"Funds"*) and First Investors insurance products.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reported period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and other liabilities approximate fair value because of the short maturity of these items. Marketable securities are recorded at market value in the balance sheet, therefore, these values represent fair value.

CASH EQUIVALENTS

The Company considers all investments in money market funds to be cash equivalents.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions. These activities may expose the Company to risk of loss in the event the customer is unable to fulfill its contracted obligations, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Any loss from such transactions is not expected to have a material effect on the Company's financial statements.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis with related commission income and expenses recorded as of the trade date.

MARKETABLE SECURITIES

Marketable securities are valued at market and include securities acquired for investment purposes and securities held for re-sale to customers.

FIRST INVESTORS CORPORATION

NOTES TO FINANCIAL STATEMENTS – (Continued)

LEASEHOLD IMPROVEMENTS AND EQUIPMENT

Leasehold improvements and equipment are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful life of the asset, ranging from 5 to 15 years, or the remaining life of the lease.

SALES COMMISSIONS

Sales commissions paid on sales of "A" shares of the Funds and other investment companies are charged to operations when paid. Sales commissions paid on sales of "B" shares of the Funds are charged to deferred sales commissions and amortized over four years. Early withdrawal charges on "B" shares of the Funds received by the Company from redeeming shareholders reduce unamortized deferred sales commissions first, with any remaining amount recorded in income. For the year ended December 31, 2005, amortization of deferred sales commissions amounted to approximately $2,684,000.

DISTRIBUTION PLANS

Pursuant to separate underwriting agreements with the Funds, the Company is entitled to commissions on the sale of shares of the Funds in an amount ranging from one percent to six and one-quarter percent of the amount received on the sales. In addition, under separate distribution plans adopted under Rule 12b-1 of the Investment Company Act of 1940 for each Fund, the Company receives distribution and service fees ranging from .25% to 1.00% of the Fund's average daily net assets. The distribution fees are intended to cover the cost of distributing the Fund shares, including cost of sales promotion and office expenses. The service fees provide for servicing or maintenance of shareholder accounts, including payments to registered representatives who provide ongoing servicing to such accounts. Distribution fees are recorded in income or as a reduction of expenses when earned. For 2005, $10,740,600 of distribution fees were received from the Funds and recorded as a reduction to selling expenses.

INCOME TAXES

The Company files consolidated federal and certain state income tax returns with its parent and certain other wholly-owned subsidiaries of the parent. It is the policy of the parent to allocate the applicable federal taxes (benefits) to each subsidiary on a separate return basis.

The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, *"Accounting For Income Taxes"*. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

(2) CASH AND CASH EQUIVALENTS SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2005, cash and cash equivalents of approximately $1,011,000 were segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934. The minimum amount required was approximately $751,000.

(3) RELATED PARTIES

The Company and certain wholly-owned subsidiaries of its parent share office space and data processing facilities.   The Company is charged its proportionate share of expenses based on space occupied and usage of the data processing facilities.   Additionally, the Company charges certain of its affiliates for management, office space and other services based upon time allocated to the management and operation of the affiliate and space occupied.   During 2005, the Company charged certain of its affiliates approximately $3,959,000 for management and other services and approximately $394,000 for office space.   The Company purchased approximately $2,246,000 of data processing services and approximately $833,000 of office space during 2005.   The Company was also charged approximately $354,000 in 2005 for compensation costs for stock options of its parent granted to employees of the Company.

The Company also receives commissions and fees on the sale of various life insurance products from an affiliated life insurance company.   For 2005, these commissions and fees amounted to approximately $6,136,000.

In addition to the outstanding advances between the Company and its affiliates, the Company also had approximately $10,016,000 deposited in an account of an affiliated federal savings bank, and approximately $15,109,000 invested in First Investors mutual funds, principally in the money market funds, at December 31, 2005.

(4) PROFIT-SHARING PLAN

The Company is a sponsoring employer in a profit-sharing plan covering all of its eligible employees and those of other wholly-owned subsidiaries of its parent.   Contributions to the plan are determined annually by the Board of Directors.   In addition, the Company is a sponsoring employer in a 401(k) savings plan covering all of its eligible employees and those of other wholly-owned subsidiaries of its parent whereby employees may voluntarily contribute a percentage of their compensation with the Company matching a portion of the contributions of certain employees.   The amount contributed by the Company in 2005 was not material.   For 2005, the Company charged operations approximately $775,000 for its portion of the contribution to the profit-sharing plan.

(5) LEASES

The Company leases office space under terms of various lease agreements, certain of which are cancelable at the end of specified time periods and others which are non-cancelable, expiring at various times through 2010.   Total rent expense, including amounts charged from affiliates and net of amounts charged to affiliates, was approximately $3,681,000.   The minimum annual rental commitments relating to leases in effect as of December 31, 2005, exclusive of taxes and other charges by lessors subject to escalation clauses, are as follows:

2006	$ 2,930,000
2007	2,588,000
2008	2,262,000
2009	1,968,000
2010	1,286,000
2011 and thereafter	462,000
	$11,496,000

FIRST INVESTORS CORPORATION

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2005

(6) LITIGATION

The Company is a defendant in a number of lawsuits involving claims for damages of the type normally associated with the Company's business. Management is of the opinion that such lawsuits will not have any material effect on the Company's financial position or results of operations.

(7) NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, required net capital shall not be less than 2% of aggregate debit items arising from customer security transactions. At December 31, 2005, the Company had net capital of approximately $4,998,000 or an excess of approximately $4,748,000, over net capital required of $250,000.

(8) INCOME TAXES

The provision (benefit) for income taxes consists of the following:

Current	
Federal	$ (4,000)
State and local	178,000
	174,000
Deferred	
Federal	(300,000)
State and local	(35,000)
	(335,000)
Total	$(161,000)

The difference between the statutory federal tax rate and the effective tax rate in the financial statements results from the paying of state taxes in the various jurisdictions.

Deferred tax liabilities (assets) are comprised of the following:

Accrued expenses	$(1,536,000)
Depreciation	(106,000)
Deferred sales commissions	(381,000)
Deferred compensation	(958,000)
	$(2,981,000)

TAIT, WELLER & BAKER LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
First Investors Corporation
New York, New York

In planning and performing our audit of the financial statements of First Investors Corporation (the *"Company"*) for the year ended December 31, 2005 we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), **(1)** in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); **(2)** in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; **(3)** in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and **(4)** in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Board of Directors and Stockholder
First Investors Corporation
Page Two

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
February 10, 2006